

News Release

TSX:RMX | NYSE.MKT:RBY

December 17, 2012

Rubicon remains committed to further discussions with Wabauskang First Nation

Rubicon Minerals Corporation (TSX:RMX | NYSE-MKT:RBY) ("**Rubicon**") has learned via press reports that, on December 17, 2012, Wabauskang First Nation ("WFN") instructed its lawyers to file a lawsuit related to Rubicon's Phoenix Gold Project in Red Lake, Ontario. At this time, since it has received no notice from WFN, the details of its lawsuit are unknown to Rubicon.

By way of background, Rubicon has been engaged in discussions and consultation with WFN since January of 2009. As part its Closure Plan obligations, Rubicon confirmed its intention to continue to consult with WFN with respect to the Phoenix Gold Project.

Rubicon has, in good faith, met with the community representatives of WFN and other Aboriginal Communities to ensure their interests have been heard and incorporated into the planning process. Some of the efforts made by Rubicon with respect to WFN are as follows:

- as noted above, discussed and consulted WFN directly since January 2009;
- provided funding to WFN pursuant to its Consultation & Accommodation Protocol for environmental reviews, legal assistance, financial analyses, a traditional use study, travel, per diems and honorariums;
- worked with an independent environmental consultant selected by WFN and funded by Rubicon who completed an environmental review of the entire Phoenix Gold Project;
- in addition to addressing impacts related to Aboriginal and Treaty rights, Rubicon has agreed to implement every recommended impact mitigation measure suggested by WFN through its environmental consultant and has incorporated these commitments in the Closure Plan. These commitments include, but are not limited to, hiring an Environmental Monitor, funding a Project Committee to facilitate ongoing consultation and funding independent reviews of future permit applications; and
- has been involved in good faith negotiations with WFN in an attempt to reach an economic accommodation under the terms of a benefits agreement. While the content of these discussions remain confidential, Rubicon is intent in continuing these negotiation with WFN.

PR12-15 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

Rubicon has a strong history in engaging in consultations with other Aboriginal Communities whose traditional territory encompasses the Phoenix Gold Project. In addition, Rubicon is providing considerable benefit to Aboriginal Communities through the letting of key contracts, hiring of workers and other initiatives. Several of Rubicon's contractors are First Nation joint ventures and Rubicon's underground mining contractor is Métis owned. The total value of these contracts to date on the Project is over $30 million. Rubicon believes it has demonstrated its good faith to date and values engagement with its Aboriginal neighbours and will continue to pursue the sharing of economic benefits.

Although Rubicon remains committed to the ongoing consultation process, if necessary, it is prepared to vigorously defend its consultation record in any legal dispute.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. Rubicon is well funded and its flagship Phoenix Gold Project is fully permitted to potential production. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon's shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges. Rubicon's shares are included in the S&P/TSX Composite Index and Van Eck's Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION

"David W. Adamson"

CEO

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", "look forward" and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management's best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others; that the aspects of the transition will progress on a satisfactory basis; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the PEA will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision based on a preliminary economic assessment as opposed to a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR12-15 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release